Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN - ZAE000259701
Issuer code: SSW
("Sibanye-Stillwater","the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com

Exhibit 99.1

MARKET RELEASE

Sibanye-Stillwater releases its annual suite of reports, AGM Notice and No Change Statement

Johannesburg, 24 April 2023: Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) is pleased to announce that its 2022 Integrated report, Group Annual Financial Report, Company Financial Statements, Mineral Resources and Mineral Reserves supplement, Notice of Annual General Meeting (AGM) including the Summarised Financial Report and other relevant supplementary documentation, have been published on its website at https://reports.sibanyestillwater.com/2022/

Furthermore, Sibanye-Stillwater shareholders are advised that the Notice of the AGM (NOM) including the Summarised Financial report to shareholders will be posted today, 24 April 2023. The voting arrangements for the AGM are outlined below.

Sibanye-Stillwater's external auditors, Ernst & Young Inc., have audited the Group's consolidated and company financial statements for the year ended 31 December 2022 and issued an unqualified audit report, including the details on key audit matters. The unqualified audit report is available for inspection at the Group's registered office, together with the Group's consolidated and company financial statements for the year ended 31 December 2022. The information previously published in the reviewed condensed consolidated provisional financial statements, released on 28 February 2023, has not changed. All the documents referred to in this release are available at https://www.sibanyestillwater.com/newsinvestors/reports/annual/

Notice of Annual General Meeting

The Company's AGM for the year ended 31 December 2022 will be held entirely by electronic communication (virtually), on Friday, 26 May 2023 at 09h00 (CAT). The AGM will conduct the business as stated in the NOM, a copy of which can be found on https://www.sibanyestillwater.com/newsinvestors/reports/annual/.

In terms of section 59(1)(a) and (b) of the Act and the JSE Listings Requirements, the Sibanye-Stillwater board of directors has set the following record dates for determining which Shareholders are entitled to:

  receive notice of the AGM (being the date on which a Shareholder must be registered in the Company's securities register in order to receive notice of the AGM) as being Friday, 14 April 2023; and
  participate in and vote at the AGM (being the date on which a Shareholder must be registered in the Company's securities register in order to participate in and vote at the AGM) as being Friday, 19 May 2023. The last day to trade to be eligible to vote is Tuesday, 16 May 2023

Sibanye-Stillwater Shareholders who wish to participate electronically in and/or vote at the AGM are required to complete the Electronic Participation Application Form included in the NOM or can be separately downloaded at https://reports.sibanyestillwater.com/2022/download/SSW-EPF22.pdf and email the same to Computershare at proxy@computershare.co.za as soon as possible, but in any event by no later than 09h00 on Wednesday, 24 May 2023.

The AGM will be conducted electronically and not in person as part of the Company's strategy to become a digital-first organisation. The electronic meeting facilities arranged will permit all participants at the AGM to communicate concurrently, without an intermediary, and to participate in the meeting. Electronic voting will, therefore, be the only method available for Shareholders or proxies for Shareholders, to vote at the AGM.

Kindly note that, in terms of section 63(1) of the Companies Act, 2008 ("the Act"), AGM participants (including proxies) will be required to provide identification before being entitled to participate in or vote at the AGM as more fully detailed in the NOM. Forms of identification that will be accepted include certified copies of valid identity documents, driver's licences and passports.

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Executive Vice President: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com
YouTube: www.youtube.com/channel/UCl9UZT87nncSvSvJ8i7az8Q
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited